SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Table of Contents

Press Release of October 10, 2011 — Coca-Cola Bottling Company S.A. schedules nine months 2011 financial results and conference call date

Press Release of November 10, 2011 — Coca-Cola Hellenic Bottling Company S.A. announces that it has reached agreement, together with Heineken N.V. to acquire minority shares in their joint venture company Pivara Skopje

Press Release of December 7, 2011 — Information Pursuant to Article 4. Para 2F of LAW 3401/2005 Regarding the Admission for Listing of Shares of the Company Pursuant to Stock Option Plans for the Company’s Employees and for the Employees of its affiliated Companies

Press Release of December 13, 2011 — Coca-Cola Hellenic Bottling Company S.A. announces trading date of new ordinary shares resulting from exercise of Stock Options

Press Release of December 16, 2011 — Coca-Cola Hellenic Bottling Company S.A. announces that it has completed, in conjunction with Heineken N.V., the acquisition of minority shares in their joint venture company Pivara Skopje

Press Release of December 19, 2011 — Coca-Cola Hellenic Bottling Company S.A. announces appointment of new Chief Financial Officer

Coca-Cola Hellenic Bottling Company S.A.

schedules nine months 2011 financial results and conference call date

Athens, Greece — 10 October 2011 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announced today that it would release nine months 2011 financial results on Tuesday November 8th, 2011, at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

A conference call with financial analysts, discussing the results, will be hosted by Coca-Cola Hellenic’s management at 4:00 pm Athens Time, 2:00 pm London Time, 9:00 am New York Time. Interested parties can access the live audio webcast through the Coca-Cola Hellenic website: www.coca-colahellenic.com/investorrelations/Webcasts/ Participants should register on the website approximately 10 minutes prior to the start of the call.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces that it has reached agreement, together with Heineken N.V., to acquire minority shares in their joint venture company Pivara Skopje.

Athens, Greece — 10 November 2011 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that it has reached an agreement to acquire, together with Heineken N.V. (Heineken), 41.2 % of minority shares in their joint venture company, Pivara Skopje, in the Former Yugoslav Republic of Macedonia (FYROM).

The aggregate consideration for the transaction is €79.1 million (excluding acquisition costs) to be equally divided between Coca-Cola Hellenic and Heineken.

The transaction is subject to approval by the competition authorities in FYROM and is expected to be completed in early 2012. Coca-Cola Hellenic and Heineken will collectively own 96.5% of the shares in Pivara Skopje following the closing of the transaction.

Pivara Skopje was established in 1924. In 1998 Coca-Cola Hellenic and Heineken together acquired the majority interest in the company. Today Pivara Skopje is the largest beer and soft drinks company in FYROM manufacturing, distributing and selling the brands of The Coca-Cola Company and Heineken. Pivara Skopje will continue working closely with local distributors and customers to develop the business further creating value for all stakeholders.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: FTI Consulting London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fticonsulting.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece — 7 December 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in November 2011 of Stock Options by employees (and former employees) of the Company and its affiliated companies pursuant to Stock Option Plans approved by General Meetings of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 62 employees of the Company (41 of which are former employees or employees of the Company’s foreign affiliates). Out of those employees, 1 person (employee of the Company’s foreign affiliate) exercised Stock Options by written notice to the Company’s Board of Directors. The offering was made with respect to an aggregate of 4,588,942 new ordinary shares of the Company, of a nominal value of € 1.50 each, out of which 313 Options were actually exercised and an equal number of shares were issued.

2.             The total number of Stock Options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 18,946,711. Out of these Options, 8,268,787 are currently in force (i.e. they have neither been exercised nor forfeited), of which 4,588,629 Options have already vested and the others will vest in stages until June 23, 2021.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the 2009 capital return*		Adjusted exercise price in EUR following the 2011 capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12,08		8,05		6,55		6,05		0	0.00
2.	22.11.2001	13.12.2001	14,53		9,69		8,19		7,69		313	2,406.97
3.	06.06.2003	23.06.2003	12,95		8,63		7,13		6,63		0	0.00
4.	06.06.2003	15.12.2003	16,76	**	11,17		9,67		9,17		0	0.00
5.	06.06.2003	03.12.2004	18,63	**	12,42		10,92		10,42		0	0.00
6.	17.06.2005	02.12.2005	23,30	**	15,53		14,03		13,53		0	0.00
7.	17.06.2005	21.03.2006	24,85	**	16,57		15,07		14,57		0	0.00
8.	17.06.2005	23.06.2006	23,02	**	15,35		13,85		13,35		0	0.00
9.	17.06.2005	13.12.2006	28,06	**	18,71		17,21		16,71		0	0.00
10.	17.06.2005	13.12.2007	—		28,75	**	27,25		26,75		0	0.00
11.	17.06.2005	20.06.2008	—		24,54	**	23,04		22,54		0	0.00
12.	17.06.2005	11.12.2008	—		11,36	**	9,86		9,36		0	0.00
13.	18.06.2009	10.12.2009	—		—		16,54	***	16,04		0	0.00
14.	18.06.2009	18.03.2010	—		—		20,00	***	19,50		0	0.00
15.	18.06.2009	09.12.2010	—		—		20,15	***	19,65		0	0.00
16.	18.06.2009	16.03.2011	—		—		19,37	***	18,87		0	0.00
17.	18.06.2009	24.06.2011	—		—		—		18,50	***	0	0.00
Total:											313	2,406.97

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting of the Company dated 16.10.2009 and the decision of the Annual General Meeting of the Company dated 06.05.2011 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the Options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

4.             The payment of the share capital increase of the Company was completed on November 14, 2011 and was certified by virtue of a decision of the Company’s Board of Directors dated 15 November 2011. The Ministry of Development, Competitiveness and Shipping proceeded to the registration of the share capital increase and the certification of its payment with the Companies Registry pursuant to its announcement number K2 9327/2.12.11.

5.             As a result of the exercise of the afore-mentioned Options, the share capital of the Company was increased by € 469.50 whereas the share premium account was increased by € 1,937.47. As a result, the share capital of the Company amounts to € 549,813,012 and is divided into 366,542,008 ordinary shares of a nominal value of € 1.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Mr. Vassilis Fragoulis, Group Rewards Manager, tel.: +30 210 618 3312. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com), as well as on the website of the Athens Exchange www.ase.gr.

INQUIRIES:

Company contacts:
Coca-Cola Hellenic
Oya Gur	Tel: +30 210 61 83 255
Director Investor Relations	email: oya.gur@cchellenic.com

For elements of the Stock Option Plan
Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Rewards Manager	email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from exercise of Stock Options

Maroussi, Athens — 13 December 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of 15 December 2011, a total of 313 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to € 469.50 following the exercise of Stock Options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to € 549,813,012 divided into 366,542,008 shares with a nominal value of € 1.50 each.

The new 313 shares have been distributed to a total of 1 Optionholder as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the 2009 capital return*		Adjusted exercise price in EUR following the 2011 capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12,08		8,05		6,55		6,05		0	0.00
2.	22.11.2001	13.12.2001	14,53		9,69		8,19		7,69		313	2,406.87
3.	06.06.2003	23.06.2003	12,95		8,63		7,13		6,63		0	0.00
4.	06.06.2003	15.12.2003	16,76	**	11,17		9,67		9,17		0	0.00
5.	06.06.2003	03.12.2004	18,63	**	12,42		10,92		10,42		0	0.00
6.	17.06.2005	02.12.2005	23,30	**	15,53		14,03		13,53		0	0.00
7.	17.06.2005	21.03.2006	24,85	**	16,57		15,07		14,57		0	0.00
8.	17.06.2005	23.06.2006	23,02	**	15,35		13,85		13,35		0	0.00
9.	17.06.2005	13.12.2006	28,06	**	18,71		17,21		16,71		0	0.00
10.	17.06.2005	13.12.2007	—		28,75	**	27,25		26,75		0	0.00
11.	17.06.2005	20.06.2008	—		24,54	**	23,04		22,54		0	0.00
12.	17.06.2005	11.12.2008	—		11,36	**	9,86		9,36		0	0.00
13.	18.06.2009	10.12.2009	—		—		16,54	***	16,04		0	0.00
14.	18.06.2009	18.03.2010	—		—		20,00	***	19,50		0	0.00
15.	18.06.2009	09.12.2010	—		—		20,15	***	19,65		0	0.00
16.	18.06.2009	16.03.2011	—		—		19,37	***	18,87		0	0.00
17.	18.06.2009	24.06.2011	—		—		—		18,50	***	0	0.00
Total:											313	2,406.87

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting of the Company dated 16.10.2009 and the decision of the Annual General Meeting of the Company dated 06.05.2011 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on November 15, 2011, in accordance with the resolutions of the General Meetings listed above. The Ministry of Development, Competitiveness and Shipping approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no.K2-9327/02.12.2011.

The Board of Directors of the Athens Exchange approved on 12 December 2011 the commencement of trading of the 313 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 15 December 2011. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com ,as well as on the website of Athens Exchange www.ase.gr

INQUIRIES: Company contacts: Coca-Cola Hellenic Oya Gur Investor Relations Director FOR ELEMENTS OF THE STOCK OPTION PLAN Vassilis Fragoulis Group Rewards Manager	Tel: +30 210 61 83 255 email: oya.gur@cchellenic.com Tel: +30 210 61 83 312 email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces that it has completed, in conjunction with Heineken N.V., the acquisition of minority shares in their joint venture company Pivara Skopje.

Athens, Greece — 16 December 2011 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that it has completed, together with Heineken N.V. (Heineken), the acquisition of 41.2% of minority shares in their joint venture company, Pivara Skopje, in the Former Yugoslav Republic of Macedonia (FYROM).

The total aggregate consideration for the transaction was €79.1 million (excluding acquisition costs) which was equally divided between Coca-Cola Hellenic and Heineken.

Coca-Cola Hellenic and Heineken now collectively own 96.5% of the shares in Pivara Skopje.

Pivara Skopje was established in 1924. In 1998 Coca-Cola Hellenic and Heineken together acquired the majority interest in the company. Today Pivara Skopje is the largest beer and soft drinks company in FYROM manufacturing, distributing and selling the brands of The Coca-Cola Company and Heineken.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces appointment of new Chief Financial Officer

Athens, Greece — 19 December 2011 — Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola Hellenic, the Group) announced that its Chief Financial Officer, Mr Robert Murray, will resign from the Group to return to his native USA during 2012. Mr Michalis Imellos, currently General Manager of Coca-Cola Hellenic in Romania & Moldova will succeed Mr Murray in the position as Chief Financial Officer. To ensure a seamless transition the appointment will take effect in the second quarter of 2012.

Robert Murray, Chief Financial Officer, commented: “The opportunity to be part of Coca-Cola Hellenic’s leadership team has been a privilege and a learning experience at a personal and a professional level. The time has now come for me and my wife to relocate back to the USA to be close to our family. As I move to the next phase of my life, I am pleased that we have a solid succession plan in place and are able to promote someone I have worked very closely with. I will work alongside Michalis over the next few months to ensure a smooth transition.”

Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, commented “During his 14 years with Coca-Cola Hellenic, Rob has played a crucial role in driving our key strategic initiatives. He has also supported me personally and I would like to thank him for his leadership and exceptional commitment. I am very pleased to be able to promote a candidate of Michalis’ caliber to succeed Rob, from within our talent pool. Michalis’ track record from previous senior finance positions, finance background, excellent business acumen and leadership skills will ensure that he is successful in his new role”.

Mr. Imellos joined Coca-Cola Hellenic in July 2008 as Region Finance Director for several of Coca-Cola Hellenic’s markets including Nigeria, Romania, Moldova, Serbia, Montenegro and Bulgaria. In July of 2011 Mr Imellos was appointed General Manager of Romania & Moldova.

Prior to joining Coca-Cola Hellenic, Mr. Imellos held various senior management positions with Xerox in the UK for eleven years, such as Office Europe Finance Director and European Mergers & Acquisitions Director.

Mr. Imellos is a Member of the Institute of Chartered Accountants in England and Wales since 1994. He also holds a BSc degree in Physics & Computing from the University of Athens.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development & Company Secretary

Date: December 22, 2011